April 19, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20459

Attn:    Jan Woo, Legal Branch Chief

Re:	Sohu.com Limited

Registration Statement on Form F-4, as amended (File No. 333-224069)

Dear Ms. Woo:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, the undersigned Sohu.com Limited hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form F-4 to 4:00 PM, Eastern Time, Monday, April 23, 2018, or as soon thereafter as practicable.

The undersigned further requests acceleration of the effective date of the undersigned’s Registration Statement on Form F-6 (File No. 333-224081) so that it becomes effective concurrently with the above-referenced Registration Statement on Form F-4.

[Signature page follows]

Very truly yours,

Sohu.com Limited

By:	/s/ Joanna Lv
Name:	Joanna Lv
Title:	Chief Financial Officer

cc:	Michele M. Anderson, Associate Director

Barbara C. Jacobs, Associate Director

Jeffrey N. Kauten, Attorney Advisor

Timothy B. Bancroft, Goulston & Storrs PC